ILLUME

Agreement for Purchase and Sale of Units

1. Parties — THIS AGREEMENT FOR PURCHASE AND SALE OF UNITS (the "Agreement"), is entered into as of the Effective Date, by and between Illume Nashville, LLC, a Florida limited liability company ("Seller"), and Compound Illume 302, LLC ("Purchaser," collectively, if more than one) for the Unit defined below, which will be located in the development known as ILLUME NASHVILLE (the "Project").

2. Consideration — In consideration of the Purchase Price specified below, the mutual covenants and benefits provided for herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Seller agrees to sell, and Purchaser agrees to purchase the Unit in accordance with the terms and conditions of this Agreement.

3. Unit — The condominium, located at 920 South Street, Nashville, TN, 37203 in Davidson County, Tennessee, on the real property described on Exhibit "A" (the "Property"), and identified as Unit No. 302 and Parking Space No(s). P-1 (collectively, the "Unit") of Illume Nashville Condominiums to be established under that certain Master Deed for Illume Nashville Condominiums to be recorded in the Registers Office for Davidson County, Tennessee. Illume Nashville is more particularly described in the Declaration, and is shown and delineated on the Plat exhibit, attached to the Declaration (defined below).

The floorplan is attached hereto as Exhibit "B" (the "Floor Plans"). The standard finish specifications for the Unit are attached hereto as Exhibit "C" (the "Finish Schedule"). The Unit shall include an undivided interest in the common elements with special rights to use Certain Common Elements designated as Limited Common Elements and certain parking space number (as shown on Exhibit "F").

4. Purchase Price — The purchase price of the Unit is $. 411,000.

The Purchase Price, plus all closing costs, which are the responsibility of the Purchaser, shall be paid by Purchaser in cash or immediately available funds, at the closing and consummation of the purchase and sale contemplated by this Agreement (the "Closing"). The Purchase Price is based on the designed size of the Unit and shall not be affected by minor variations that may occur during construction.

5. Earnest Money — Purchaser has paid, or will pay $ 20,550 within 5 days upon execution of this Agreement, as Earnest Money (the "Earnest Money") to Centennial Title Company, Inc., 30 Burton Hills Blvd. #165, Nashville, TN 37215 (the "Escrow Agent"). The Earnest Money shall be held in escrow by Escrow Agent and shall be disbursed in accordance with the terms of this Agreement. The Earnest Money shall be applied toward the total Purchase Price of the Unit at the time of the Closing, but shall otherwise be totally nonrefundable, unless otherwise noted in this Agreement.

Escrow Agent shall disburse Earnest Money only as follows:

- at Closing;
- upon a written agreement signed by Seller and Purchaser;
- upon order of a court or arbitrator having jurisdiction over any dispute involving the Earnest Money;
- upon a reasonable interpretation of this Agreement by the Escrow Agent requiring that the Earnest Money be disbursed to Seller or Purchaser. Except for disbursement at Closing, prior to disbursing the Earnest Money pursuant to a reasonable interpretation of this Agreement, Escrow Agent shall give all parties a fifteen (15) day notice, stating to whom the disbursement will be made. Any party may object in writing as to the disbursement, provided the objection is received by the Escrow Agent prior to the end of the fifteen (15) day notice period. All objections not raised in a timely manner shall be waived. In the event a timely objection is made, Escrow Agent shall consider the objection and shall do any ora combination of the following: (A) hold the Earnest Money for a reasonable period of time, determined in Escrow Agent's sole discretion, to give the parties an opportunity to resolve the dispute; (B) disburse the Earnest Money and so notify all parties; and/or (C) interplead the Earnest Money into a court of competent jurisdiction. Escrow Agent shall be reimbursed for, and may deduct from, any funds interpleaded its cost and expenses, including reasonable attorneys' fees. The prevailing party in the interpleader action shall be entitled to collect from the other party the costs and expenses reimbursed to Escrow Agent. No party shall seek damages from Escrow Agent (nor shall Escrow Agent be liable for same) for any matter relating to the performance of Escrow Agent's duties under this Paragraph.

If the Earnest Money is not timely received by Escrow Agent or the check or other instrument for Earnest Money is not honored for any reason by the bank upon which it is drawn, Escrow Agent shall promptly notify the parties and Seller, at its sole option, shall have the right to terminate this Agreement by notifying Purchaser and Escrow Agent in writing.

6. Financing Contingency

This Purchase Agreement
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☐ is NOT contingent upon Purchaser's ability to qualify for financing. (Purchaser must provide proof of funds within 10 days after the Effective Date which shall include evidence of sufficient funds and Purchaser's financial statement. Seller shall maintain the confidentiality of such financial information of Purchaser.)

☒ is contingent upon Purchaser's ability to obtain financing. (Purchaser must provide loan commitment within 14 banking days after the Effective Date (the "Financing Contingency Deadline"). **Purchaser's obligation to purchase the Unit is subject to Purchaser's ability to obtain a satisfactory commitment for a commercial loan secured by the Unit from Republic Bank, Nashville, Tennessee (a "Loan") before expiration of the Financing Contingency Deadline (due to the number of short term rentals of the condominiums at the Illume Nashville Condominiums, conventional home financing will not be available to purchasers).** Purchaser shall provide written evidence to Seller of Purchaser's ability to obtain the Loan as required hereby. "Ability to obtain," as used herein, means that Purchaser is qualified to receive the Loan based upon lender's customary and standard underwriting criteria. If Purchaser has the ability to obtain the Loan, Purchaser warrants that, at closing, Purchaser will have sufficient cash to complete the purchase of the Unit. Purchaser further warrants that, unless otherwise specified herein, Purchaser does not need to sell or lease other real property in order to complete the purchase of the Unit. To terminate this Agreement pursuant to this Section 6 and obtain a return of the Earnest Money from Escrow Agent, Purchaser shall give Seller written notice of its inability to obtain a satisfactory loan commitment on or before expiration of the Financing Contingency Deadline. IF PURCHASER FAILS TO PROVIDE EVIDENCE OF APPROVAL OF THE LOAN COMMITMENT OR WRITTEN NOTICE OF ITS INABILITY TO OBTAIN A SATISFACTORY LOAN PRIOR TO THE EXPIRATION OF THE FINANCING CONTINGENCY DEADLINE AS PROVIDED IN THIS SECTION 6, PURCHASER SHALL BE DEEMED TO HAVE WAIVED THE FINANCING CONTINGENCY AND THE PARTIES SHALL PROCEED TO CLOSING UNDER THE TERMS OF THIS AGREEMENT. IF PURCHASER PROVIDES EVIDENCE OF APPROVAL OF THE LOAN COMMITMENT PRIOR TO THE EXPIRATION OF THE FINANCING CONTINGENCY DEADLINE, BUT IS UNABLE TO CLOSE ON THE LOAN BY THE CLOSING DATE, PURCHASER SHALL BE IN DEFAULT UNDER THIS AGREEMENT, SELLER'S OBLIGATION TO SELL THE UNIT TO PURCHASER WILL BE TERMINATED, THE INITIAL DEPOSIT SHALL BE DISBURSED BY ESCROW AGENT TO SELLER AND SELLER MAY PURSUE OTHER OPTIONS DESCRIBED IN SECTION 18(b). In addition, at any time the Seller may require the Purchaser to show evidence of financing. In the event that the Purchaser cannot show proper evidence of financing within ten (10) days of Seller's request, the Seller may, at its sole option, consider the Purchaser to be in default.

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7. Closing Date /Possession

The Closing shall take place in the office of the attorney designated by Seller on a date which is specified by Seller in a written notice given by Seller to Purchaser, subject to the terms hereof (such date being referred to herein as "Scheduled Closing Date"). The Scheduled Closing Date shall be a date following substantial completion of the Unit, as determined by Seller in its sole and absolute discretion, and

Seller shall provide Purchaser with at least fourteen (14) days prior written notice of the Scheduled Closing Date. The Scheduled Closing Date, once established in accordance with the terms hereof, may not be extended by Purchaser except by an agreement signed by Seller establishing a new Scheduled Closing Date. Permanent possession of the Unit shall be delivered to Purchaser on the date the Closing (evidenced by delivery of warranty deed and payment of Purchase Price) actually occurs (the "Closing Date"). Seller shall make a reasonable effort to cause the Unit to be substantially complete by December 1, 2019, but such estimated delivery date (the "Estimated Delivery Date") shall be subject to change by Seller if the completion of the Unit is delayed for any reason whatsoever without any requirement of specific notice by Seller to Purchaser. Seller is obligated to complete and deliver the Unit by the Final Completion Date specified in Section 24 hereof. Seller will not under any circumstances be obligated to pay for incidental costs of delay in delivering the Unit, including but not limited to rate lock extension fees for Purchaser's financing or rent.

8. Tax Proration

Purchaser acknowledges that, as of the year in which closing takes place, the Unit may not have been a separately described and assessed parcel of real estate and that, in that event, ad valorem taxes for the Unit for the year in which Closing takes place will be assessed under a tax bill in the name of Seller, or its predecessor in title, which covers additional property. Should the Unit not be a separately described and

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assessed parcel of real estate, Purchaser agrees to pay Seller at closing that portion of the tax for the year in which closing takes place (based on the prior year or most current information available if the tax bill for the year in which closing takes place is not yet available) which shall be determined by multiplying the total tax bill by (i) the Purchaser's percentage interest in the Association or any common elements assigned to the Unit in the Declaration, and (ii) then prorating the product of such multiplication as of the Closing Date. Seller agrees to pay the entire tax bill before it becomes delinquent and, upon written request from Purchaser or any first mortgagee of the Unit, to provide Purchaser or such mortgagee proof of payment. If the amount allocated to the parties is based upon an estimate and the actual bill varies from the estimate, the party who paid too much shall have the right to adjust the prorated amount and the party who paid too little shall pay any increased amount based on the actual tax bill to the other party within ten (10) days of receipt of notice.

If, in the year in which closing takes place, the Unit is a separately described and assessed parcel of real estate, then ad valorem taxes applicable to the Unit shall be prorated between the Seller and Purchaser as of the Closing Date. If the amount allocated to the parties is based upon an estimate and the actual bill varies from the estimate, the party who paid too much shall have the right to adjust the prorated amount and the party who paid too little shall pay any increased amount based on the actual tax bill to the other party within ten (10) days of receipt of notice.

9. Declaration

Seller reserves the right to amend the Declaration, subject to and in accordance with the terms of the Declaration and Section 19 of this Agreement.

A copy of the Declaration is or will be contained within the Disclosure Package ("Disclosure Package"), which has been or will be furnished to Purchaser no later than thirty (30) days after the Effective Date. This Agreement is terminable by Purchaser until midnight on the seventh (7th) day after Seller has delivered the Disclosure Package to Purchaser, by providing written notice to Seller. The Disclosure Package shall contain: (1) the Declaration, (2) the Articles of Incorporation of ILLUME NASHVILLE Homeowners' Association, Inc. (the "Association"), (3) Bylaws for the Association, (4) a floor plan of the Unit and plat describing the Unit to be constructed on a portion of the Property, and (5) an estimated budget for the Association. The Declaration, Floor Plan, Bylaws, Articles of Incorporation, and Budget are collectively referred to herein as the "Project Documents".

Purchaser acknowledges that the Unit being purchased is a portion of the real property and improvements that have been made subject to the Declaration. The nature and extent of the rights and obligations of the Purchaser in acquiring and owning the Unit will be controlled by and subject to the Declaration, the Articles of Incorporation, the Bylaws, and the rules and regulations of the Association. The sale and Purchaser's ownership of the Unit are subject to the terms and conditions of the Declaration, and Purchaser agrees that from and after the Closing, Purchaser will comply with the provisions of the Declaration and will perform the obligations imposed by the Declaration.

Upon conveyance of title to the Unit to Purchaser, Purchaser shall automatically become a member of the Association and shall be subject to the assessment obligations and other provisions set forth in the Declaration, including the obligation of the Purchaser to pay a contribution to the capital fund of the Association or reimburse Seller for the same as referred to in Section 11.

10. Common Expense Assessments/ Homeowners Association Dues

The monthly installment of common expense assessments levied against the Unit for the month in which the closing takes place shall be prorated between Seller and Purchaser as of the day of Closing. From and after the first day of the first calendar month following the Closing, Purchaser shall pay all amounts as are assessed against the Unit in accordance with the terms and provisions of the Declaration. Except for the monthly installment of common expense assessments levied against the Unit that are prorated as of the day of the Closing, said assessments shall be payable to the Association, or as otherwise provided by the Board of Directors of the Association. Each Unit will be subject to a monthly Association assessment to cover all operating costs of the Project, including but not limited to common area maintenance, insurance, grounds cleaning and maintenance, trash service, repairs and capital improvements as necessary from time to time. The assessment is a personal liability of Purchaser secured by a lien on the Unit. Purchaser acknowledges that the assessment will be based upon actual operating costs of the Project once occupied and reserves and those preliminary estimates are subject to adjustment once final costs are determined.

11. Homeowner Association Capital Fund Assessment

In addition to all other sums due hereunder, Purchaser agrees at Closing to either (i) make a nonrefundable contribution to the capital fund of the Association in an amount equal to 2 months of the General Common Assessments per Unit (the "Working Capital Contribution"), or (ii) in the event that Seller has made such initial Capital Fund Assessment to the capital fund of the Association, reimburse Seller said amounts.

12. Insurance

Purchaser shall be obligated to obtain and maintain at all times insurance covering those portions of his or her Unit to the extent not insured by policies maintained by the Association. Upon request by the Board,

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Purchaser shall be required to furnish a copy of such insurance policy or policies to the Association. In the event any such Unitowner fails to obtain insurance as required by this subparagraph and the Declaration, the Association may purchase such insurance on behalf of Purchaser and assess the cost thereof to Purchaser.

13. Closing Costs

Closing costs in regard to the transactions contemplated by this Agreement shall be paid by Purchaser as follows:

a. Purchaser shall pay all transfer fees and recording costs assessed in connection with the recordation of the Warranty Deed from Seller to Purchaser and all indebtedness taxes and recording costs assessed in connection with the recordation of any loan documents required by Purchaser's lender.

b. Purchaser shall pay the premium for any owner's or mortgagee's policy of title insurance desired by Purchaser and all requested endorsements.

c. Purchaser shall pay Purchaser's attorney closing fees.

d. Purchaser shall pay the Capital Fund Assessment to the Association and any set- up fee to the Association's managing agent.

e. Purchaser shall pay all costs in connection with any financing obtained by Purchaser for the purpose of enabling Purchaser to acquire title to the Unit.

14. Limited Home Warranty

At Closing, Seller shall deliver the limited warranty attached hereto as Exhibit "D" (the "Limited Warranty"), and Seller shall transfer to the Purchaser all of its rights and interest in all manufacturer or installer warranties applicable to the Unit, or have the same issued directly to Purchaser. Purchaser understands that the warranty period defined in each manufacturer warranty may be a different date than the Closing Date. Purchaser hereby acknowledges and affirms that except for the warranties of title to be included in Seller's instruments of conveyance to the Unit, and the Limited Warranty to be delivered at Closing, Seller does not, by the execution and delivery of this Agreement, and Seller shall not, by the execution and delivery of any document or instrument executed and delivered in connection with the Closing, make any warranty, express or implied, of any kind or nature whatsoever, with respect to the Unit, and all such warranties are hereby disclaimed. Without limiting the generality of the foregoing, SELLER MAKES, AND SHALL MAKE, NO EXPRESS OR IMPLIED WARRANTY OF SUITABILITY OR FITNESS OF THE UNIT FOR ANY PURPOSE, OR AS TO THE MERCHANTABILITY, VALUE, QUALITY, CONDITION OR SALEABILITY OF THE UNIT. The sale of the Unit by Seller to Purchaser shall be "AS IS" and "WHERE IS," as of the Closing Date, subject only to Seller's covenant to repair any items disclosed on the final walk through Punch List described in Section 33 below, or pursuant to the terms of the Limited Warranty described above.

15. Risk of Loss

Seller shall bear all risk of loss to the Unit from the Effective Date until the Closing and delivery of the deed. In the event the Unit should be materially damaged, as determined by Seller in its sole discretion, by fire or other casualty prior to such transfer and Seller cannot restore such damage and complete the Unit within ninety (90) days after such fire or other casualty, Purchaser may elect one of the following: To terminate all of Purchaser's obligations under this Agreement upon notice to Seller;

To take title to the Unit in accordance with this Agreement together with an assignment of any insurance proceeds due to Seller in connection with such damage to the Unit. If this Agreement is terminated pursuant to the terms of this Section 15, the Earnest Money shall be refunded to Purchaser.

16. Conveyance of Title

If all sums payable by Purchaser to Seller hereunder have been fully paid as provided herein and Purchaser complies with all of the other terms of this Agreement, Seller shall convey, marketable and insurable title to the Unit to Purchaser on the Closing Date pursuant to a Warranty Deed, free and clear of all encumbrances, except the Units shall be subject to the Declaration, taxes not yet due and payable, and all other matters, encumbrances, reservations, covenants, zoning ordinances, agreements, easements and restrictions of record. Centennial Title Company, Inc., shall provide Purchaser, at Purchaser's expense, an ALTA Form of commitment (the "Title Commitment") for the issuance of an owner's policy of title insurance in the amount of the total Purchase Price, evidencing the status of the title to the Unit, and such title insurance commitment shall be deemed conclusive evidence of the status of title for all purposes under this Agreement. If Purchaser selects an attorney or title insurance agent other than Centennial Title for the purchaser, closing and disbursement of funds shall not be delayed based on objections to the Title Commitment, or for any other reason or requirement that arises due to the Purchaser's choice of title company, including NDA filing. If Purchaser elects to use a title company other than Centennial Title, possession of the Unit will not be given until Purchaser's title company delivers all funds and documents to Centennial Title. Seller will not pay any additional fees incurred due to Purchaser's choice of a title company other than Centennial Title, including but not limited to courier fees, wiring fees, etc. Should Purchaser select a title company other than Centennial Title, Seller is not required to provide any additional documentation and closing will not be delayed due to Seller's failure or refusal to provide such requested

documentation.

17. Changes to Development Plans and Documents

The Unit will be constructed by Seller substantially in accordance with the Floor Plan and the Finish Schedule, subject to such modifications as are permitted to be made by Seller under this Agreement, including, without limitation, changes required to obtain the issuance of a Certificate of Use and Occupancy for the Unit, or as may be agreed upon by Seller and Purchaser in executed Change Orders.

The Unit and the Common Elements (as defined in the Declaration) will be constructed in substantial conformity with the plans and specifications for the Project (the "Plans"), maintained at Seller's office, and the Project Documents. However, Seller reserves the right to make changes in the Plans and the Project Documents, as the case may be, under the following circumstances:

a. In the course of construction of the Unit certain changes, deviations or omissions may be required by governmental authorities having jurisdiction over the Project or certain design or structural changes may be suggested or required by Seller's contractor(s), architects or engineers.

b. Job conditions at the Project or existing building conditions may require certain changes, deviations or omissions, or Seller, in its sole discretion may decide that certain changes, deviations, additions or omissions are necessary or in the best interest of the Project.

Materials used in the construction and completion may vary somewhat from any samples provided, and such variations are inherent in manufacturing. Seller reserves the right to substitute materials, equipment and fixtures of similar quality and/or design should Seller be unable to obtain those in the specifications due to lack of availability, model changes or other circumstances.

Seller reserves the right to modify the Project Documents prior to Closing for any reason related to subparagraphs above, to comply with any requirements of the mortgage lender, title insurer or applicable governmental authority or to exercise "Development Rights", "Special Declarant Rights", or other rights of amendment retained by the "Developer" or the "Declarant" as permitted therein and Seller shall provide Purchaser with copies of all such modifications and amendments. Purchaser agrees that Seller shall have the right to make any of the foregoing changes, and none of such changes shall be grounds for any refusal of Purchaser to accept the Unit; provided, however, if Seller reasonably determines that any such amendment or change materially and adversely affects the Unit or Purchaser's rights under this Agreement, Seller shall give Purchaser notice of the modification, and Purchaser shall have the right within ten (10) days after the date of such notice to terminate this Agreement and receive a refund of the Earnest Money as its sole and exclusive remedy, following which neither party shall have any further obligation under this Agreement. Purchaser's failure to notify Seller of such election to terminate within such ten (10) day period shall constitute Purchaser's acceptance of the revised conditions. Purchaser's sole recourse for any changes to plans made by Seller as outlined above or otherwise shall be to terminate this Agreement and receive full refund of the EarnestMoney.

18. Default and Remedies

(a) If Seller breaches this Agreement by failing to sell the Unit to Purchaser on the Scheduled Closing Date and Seller does not cure such breach within five (5) days after it is notified of the same by Purchaser, in writing, then Purchaser may, as its sole and exclusive remedy, either: (i) terminate this Agreement and demand the return of the Earnest Money within fifteen (15) days after Purchaser's notice or (ii) obtain specific performance of Seller's obligation to deliver a deed to the Unit, subject to the matters described herein (including changes to the Plans and Project Documents described in Section 17 hereof) and such state of title as may be disclosed in the Title Commitment, provided any such action for specific performance must be initiated within six (6) months from the date of such default on the part of Seller.

(b) If Purchaser breaches this Agreement by failing to purchase the Unit on the Scheduled Closing Date and Purchaser does not cure such breach within five (5) days after it is notified of the same by Seller, in writing, then Seller may, at its sole option: (i) file an action for specific performance (ii) terminate the Agreement by providing written notice to Purchaser and retain the Earnest Money as fixed, ascertainable, and liquidated damages on account of Purchaser's breach; or (iii) declare Purchaser to be in default and pursue an action against Purchaser for recovery of its damages, the amount of which may be established by a resale of the Unit by Seller on commercially reasonable terms or by appraisal, as elected by Seller in its sole discretion. In the event Seller elects to exercise its remedy under (i) or (iii) hereof, Seller shall retain the Earnest Money as security for payment of such amounts as may finally be determined to be payable to Seller. Failure of Seller to exercise any of the foregoing options in any particular instance shall not constitute a waiver of its right to do so in the event of any continuing or subsequent default. A verbal notice of default or anticipatory breach by the Purchaser or the Purchaser's agent shall entitle Seller to pursue any of its available remedies without requirement of further notice to Purchaser. SELLER ACKNOWLEDGES THAT: (I) IT HAS READ THIS SECTION AND UNDERSTAND THE SAME;

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AND (II) UNDERSTANDS THAT IF IT ELECTS TO RETAIN THE EARNEST MONEY AS ITS EXCLUSIVE REMEDY, IT SPECIFICALLY WAIVES AND RELINQUISHES ALL OTHER REMEDIES WHICH IT MAY BE ENTITLED TO PURSUE AT LAW OR IN EQUITY ON ACCOUNT OF PURCHASER'S FAILURE TO PURCHASE THE UNIT IN BREACH OF THIS AGREEMENT, INCLUDING, BUT NOT LIMITED TO, SPECIFIC PERFORMANCE.

(c) Except as otherwise provided in Sections 18(a) and 18(b), if Seller or Purchaser breaches any of the terms of this Agreement and does not cure such breach within thirty (30) days after it is notified of the same by the non-breaching party, in writing, then the non-breaching party shall have the right to obtain any remedy available at law or in equity, including, but not limited to, the right to recover the damages that it suffers or incurs on account of the breach. Notwithstanding anything to the contrary, in no event shall either party be liable for exemplary or punitive damages as a result of its breach of this Agreement. In addition, notwithstanding anything in this Agreement to the contrary, in the event of Seller's default of completing and delivering the Unit by the Final Completion Date as specified in Section 23 hereof, Purchaser shall be entitled to any remedies available at law or equity, except that Purchaser shall not be entitled to recover incidental, consequential or punitive damages by reason of any default on the part of Seller.

In the case of any dispute between Purchaser and Seller that results in litigation or arbitration, the prevailing party in such proceeding shall be entitled to recover its reasonable attorney's fees and costs from the non-prevailing party.

19. **Mandatory Binding Arbitration** Purchaser and Seller agree that all disputes between the parties which arise or remain unresolved after the closing shall be resolved by binding arbitration in accordance with T.C.A. § 29-5-301, et seq., and the Commercial Rules and Procedures of the American Arbitration Association, as in effect on the date of the execution of this Agreement. The decision of the Arbitrator shall be final. The Arbitrator shall have authority to award attorney fees and allocate the costs of arbitration as part of any final award. Notwithstanding the above, the terms, provisions, procedures and requirements of the Limited Warranty and any applicable manufacturer's or installer's warranty must first be followed and completely exhausted before Purchaser can pursue any claim for arbitration described herein. If the Seller and the Purchaser cannot agree on the selection of the Arbitrator, then the claim or dispute shall be submitted to the American Arbitration Association who shall appoint the Arbitrator.

20. **Use of Social Media** Purchaser acknowledges that Seller relies upon its business reputation and word of mouth from prior customers for future business and that negative reviews or comments posted to social media can be difficult or impossible to remove and may irreparably harm Seller's future business endeavors, which damages would be impossible to quantify. Purchaser agrees that if any dispute arises between Purchaser and Seller or any concerns regarding the quality of construction, exclusive remedies are as set forth in this agreement and it shall not be permitted to post negative reviews or comments about Seller (or its agents or owners) on any form of social media. This provision shall expressly survive closing.

21. **Assignment** This Agreement shall not be assignable by Purchaser whether voluntarily or by operation of law without the prior written consent of Seller, which may be denied by Seller, in Seller's sole discretion; provided, however, in the event such transfer should occur by reason of the death of Purchaser, then Seller shall refund the Earnest Money to Purchaser's executor or administrator and terminate Purchaser's obligations under this Agreement if Seller declines to give such consent. Subject to the foregoing limitation, the provisions of this Agreement shall be binding on and inure to the benefit of the parties hereto, as well as their respective heirs, executors, administrators, successors and assigns.

Purchaser further agrees that, prior to Closing, Purchaser will not, directly or indirectly, sell or transfer this Agreement for cash or any other consideration whatsoever, or enter into any contract, agreement or commitment to sell or transfer this Agreement for cash or other consideration, or Purchaser's interest in the Unit to any party, or market the Unit for sale or lease, including without limitation, listing the Unit or this Agreement with any broker, agent, or sales representative of any kind. Purchaser's violation of the provisions of this Section 21 shall constitute immediate (that is, with no required notice and time to cure) default by Purchaser under this Agreement.

Title will not be issued to any person or entity not named as PURCHASER on page 1 and no other persons or entities which are not named as a PURCHASER on page 1 may be added to the Deed without obtaining consent to assign from Seller in accordance with this paragraph.

22. **Real Estate Commissions** Commissions to be paid by Seller in connection with this transaction have been negotiated between Seller and the Listing Broker specified below. Commissions shall only be deemed to be earned at such time as all closing conditions have been satisfied and the Closing has occurred. Commissions are only earned and payable upon the occurrence of the Closing. The closing attorney or agency is authorized to debit the Seller's account and pay commission(s) as follows:

To Listing Broker: Compass ("Listing Broker")

(Commission covered under separate agreement)

To Selling Broker: ______________________ as agent for the Purchaser (if applicable, otherwise leave blank).

Purchaser represents and warrants to Seller that no real estate broker or agent other than Listing Broker and/or Selling Broker (hereinafter collectively referred to as the "Brokers") has been involved or instrumental in the procurement of this Agreement and that excepting the commissions due the Brokers, no real estate commission or compensation shall be payable by either Seller or Purchaser with respect to the procurement and execution of this Agreement or the sale of the Unit contemplated hereby to any other broker as a result of Purchaser dealing with such broker. Purchaser shall indemnify and save Seller wholly harmless against any loss, cost, or other expense, including reasonable attorney's fees that may be incurred by Seller by reason of any breach of the foregoing warranty, which shall survive closing.

23. Time of the Essence

Except as otherwise hereinafter expressly provided, it is expressly understood and agreed that time shall be considered of the essence for purposes of this Agreement. Failure of Seller to exercise any right hereunder upon default of the Purchaser shall not constitute a waiver of any of Seller's rights hereunder and shall not prevent Seller from exercising any of said rights upon any subsequent default. Seller's projection of an Estimated Delivery Date is done as an accommodation to Purchaser, but such Estimated Delivery Date shall not be considered as one for which time is of the essence. Notwithstanding the foregoing or anything in this Agreement to the contrary, Seller is, however, unconditionally obligated to complete the Unit within two (2) years of the date of execution of this Agreement by Purchaser (the "Final Completion Date"), subject to delays caused by Force Majeure Events. For purposes hereof, Force Majeure Events shall mean events occasioned by causes beyond the control of Seller, including, without limitation, labor disputes, civil commotion, war, warlike operations, invasion, rebellion, hostilities, military or usurped power, sabotage, government regulations or controls, fire or other casualty, inability to obtain any necessary materials or services, or acts of God.

24. Use and Occupancy

Purchaser hereby represents and warrants to Seller that Purchaser is purchasing the Unit for the following purpose (check the appropriate box):

- ☐ Residential occupancy by Purchaser, Purchaser's family member or Purchaser's employee;
- ☐ Lease to third party (NOTE: All leases are subject to the requirements of Section 9.3 of the Declaration and must be approved by the Association);
- ☒ Non-residential use (NOTE: All commercial and other non-residential use is subject to the requirements of Section 9.1(a) of the Declaration and must be approved by the Association); or
- ☐ Second Home or Non-Primary Residence
- ☐ Other:______________________

25. Site Visits

Neither Purchaser nor Purchaser's agent or representative will have access to or a right to enter the Property or the construction site during the construction period. Seller may, at Seller's sole discretion, allow access at times that will not conflict with contractor's work on the Project. Purchaser agrees to limit inspections of the Unit to a reasonable length of time and will not interfere with workers or in any way hinder their work, unless it has been requested that Purchaser be there to assist in some phase of the construction (i.e., to check colors, equipment, cabinets, etc.). Further, the Purchaser may not store any possessions in or about the Property or the construction site during construction prior to Closing and delivery of possession to Purchaser. Any violation of this provision may, at the sole discretion of the Seller, be considered a material breach of this Agreement, and subject to Agreement termination by the Seller. Any amount paid toward the purchase price and finish options may be retained by Seller as fixed and liquidated damages. Further, should Purchaser violate this provision, Purchaser will be deemed to be trespassing on private property whereby Seller shall have no liability or responsibility for any injuries suffered by Purchaser or Purchaser's representatives whole on the Property or construction site, and Purchaser shall indemnify and save Seller harmless from any and all loss of damage arising therefrom.

I/WE ARE AWARE THAT ENTRY UPON THE CONSTRUCTION SITE IS A HAZARDOUS ACTIVITY AND I/WE SHALL BE VOLUNTARILY ENTERING UPON THE CONSTRUCTION SITE WITH THE KNOWLEDGE OF THE DANGER INVOLVED AND I/WE AGREE TO ACCEPT AND ASSUME ANY AND ALL RISKS OF INJURY, DEATH AND PROPERTY DAMAGE. *In addition, I/we hereby release and discharge* ILLUME NASHVILLE, LLC, *its agents and employees, from all claims and actions that my heirs, my invited visitors, agents or legal representatives now have or may hereafter have, for injury or damages arising out of or related to my entry upon said Project.*

The construction contractor will cooperate with the Seller and its sales agents in facilitating site visits by Purchaser and other non-construction personnel during construction. Visitors may be required to wear a

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hard hat and appropriate shoes and clothes.

26. Notices

All notices required or permitted hereunder shall be deemed to have been duly given when personally delivered, emailed or deposited in the United States Mail, postage prepaid and addressed in the manner set forth below:

If to Seller:	Illume Nashville, LLC 154 Franklin Road Brentwood, TN 37027
with copy to:	Sherrard, Roe, Voight & Harbison PLC 150 3rd Ave S, Suite 1100 Nashville, Tennessee 37201 Attn: Mark Carver mcarver@srvhlaw.com
If to Purchaser:	Jesse Stein Via Email Via Email
Email:	jesse@getcompound.com

Either party may change its address for Notices by giving written notice to the other party in accordance with this provision. Notices shall be deemed received: (i) if delivered by hand, on the date of delivery; or (ii) if sent by U.S. Mail, the date which is three (3) days after the same is deposited with the applicable carrier; or (iii) email sent without return.

27. Severability/ Savings

The invalidity or unenforceability of a particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

The following terms will supersede and take precedence over anything else in this Agreement which is in conflict with it: It is the intention of the parties that this sale qualify for the exemption provided by the Interstate Land Sales Full Disclosure Act pursuant to 15 U.S.C. Section 1702(a)(2), and nothing herein contained shall be construed or so operate as to any obligations of Seller or rights of Purchaser, in a manner which would render said exemption inapplicable. Nothing herein contained shall be construed or so operate in a manner inconsistent with 24 CFR 1710.5 and 61 F.R. 13601-13611, Supplemental Information to Part 1710; Guidelines for Exemptions Available Under the Interstate Land Sales Full Disclosure Act, Part IV(b), Paragraph 6. If any provisions limit or qualify Seller's substantial completion obligation as stated in this Agreement, or Purchaser's remedies in the event that such obligation is breached, and such limitations or qualifications are not permitted if this sale is to be exempt from the Interstate Land Sales Full Disclosure Act pursuant to 15 U.S.C. Section 1702(a)(2), or this Agreement is to otherwise be fully enforceable, then all those provisions are hereby stricken and made null and void as if never a part of this Agreement.

28. Exhibits and Addenda

This Agreement includes the following Exhibits and addenda attached hereto and incorporated herein by this reference:
Exhibit “A” - Site Plan
Exhibit “B” - Floor Plan
Exhibit “C” - FinishSchedule
Exhibit “D” - Warranty Guidelines
Exhibit “E” - Affidavit of Acceptance
Exhibit “F” - Parking Plan

29. Construction of Agreement

Purchaser and Seller acknowledge that they have read, understand, and have had the opportunity to be advised by legal counsel as to each and every one of the terms, conditions, restrictions, and effect of all of the provisions of this Agreement, all of which are incorporated herein by reference and made a part hereof, and the Purchaser agrees to the enforcement of any and all of these provisions and affixes his hand and seal hereto with full knowledge of same. Should any provision of this Agreement require judicial interpretation, it is agreed that the court interpreting or construing the same shall not apply a presumption that the terms hereof shall be more strictly construed against one party by reason of the rule of construction that a document is to be construed more strictly against the party who itself or through its agent prepared the same. It is further agreed that words of any gender used in this Agreement shall be held to include any other gender, any words in the singular number shall be held to include the plural wherever applicable, and that captions and paragraphs numbers appearing in this Agreement are inserted only as a matter of

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convenience and in no way define, limit, construe or describe the scope or intent of such paragraph or in any way affect this Agreement.

30. Entire Agreement

This Agreement and the Exhibits and any addenda attached hereto is the entire agreement between the parties and may be amended only by an instrument in writing signed by the party against whom enforcement of any change is sought. Seller is not liable or bound in any manner by express or implied warranties, promises, statements, representations, or information pertaining to the Unit or other interest to be conveyed, made or furnished by any real estate broker or salesman, or any agent, employee, servant or other person representing or purporting to represent or act on behalf of Seller, unless such warranties, guaranties, promises, statements, or representations, or information are expressly set forth herein.

ORAL REPRESENTATIONS CANNOT BE RELIED UPON AS CORRECTLY STATING SELLER'S REPRESENTATIONS. ALL OF SELLER'S REPRESENTATIONS ARE INCLUDED SOLELY IN THIS AGREEMENT AND RELATED DOCUMENTS EXECUTED AND DELIVERED BY SELLER TO PURCHASER AT THE CLOSING.

31. Governing Law and Venue

This Agreement shall be governed, construed and enforced in accordance with the laws of the State of Tennessee. Venue for any dispute related to the Unit or this Agreement shall be in courts located in Davidson County, Tennessee.

32. Seller's Use of the Project

As long as Seller owns or leases a Unit in the Project, Seller and its agents shall have the right to keep an office and a model Unit in the Project. Seller, or its successors or assigns, may erect advertising signs and do whatever else is necessary and helpful for sales, but Seller's use of the Project property must be reasonable and cannot materially interfere with Purchaser's use and enjoyment ofPurchaser's Unit.

33. Survival

All terms, conditions, representations an provisions contained herein shall extinguish upon closing and delivery of the deed, except for Sections 8 (Tax Prorations), 9 (Declaration), 10 (Common Expense Assessments), 11 (Homeowner's Association Capital Fund Assessment), 12 (Insurance), 14 (Limited Home Warranty), 18 (Conveyance of Title), 17 (Changes to Development Plans and Documents), 18 (Default and Remedies), 19 (Mandatory Binding Arbitration), 22 (Real Estate Commissions), 23 (Time of the Essence), 24 (Use & Occupancy), 25 (Site Visits), 29 (Construction of Agreement), 30 (Entire Agreement), 31 (Governing Law and Venue), 32 (Seller's Use of the Project), 34 (Final Walk-Through), 35 (Disclosures) and 36 (Property Disclosure Statement) hereof, which shall survive indefinitely.

34. Final Walk-Through

Two weeks prior to the first "Unit Orientation Walkthrough" the Seller will contact the Purchaser to set up the initial "Unit Orientation Walkthrough" for one week prior to the Closing of the unit. At this time, it is requested, that Purchaser, Purchaser's Agent, Seller and Seller's Agent schedule a time that is convenient for all parties to attend. Seller requests that the walks are limited to only Purchaser and their Agent. Seller shall provide Purchaser with reasonable opportunity, and, if reasonably necessary, alternative appointment dates and times. Seller's liability to complete any items in Unit shall be limited to the Punch List items generated prior to Closing and terms of the signed Limited Warranty between Seller and Purchaser. Should a dispute arise between Seller and Purchaser as to the legitimacy of a Punch List item, the opinion of the Project architect shall govern. Finally, the Purchaser and Seller will jointly conduct a Final Walk Through inspection on the day of Closing to ensure all Punch List items have been addressed or are in the process of being addressed. There will not be another "punch list" created at the Final Walk Through as it is not the intent of the walk and could delay the closing.

No items shall be part of the Punch List unless such items are actually written on the Punch List and are agreed upon by Purchaser and Seller. Purchaser acknowledges that Seller will make its best efforts to complete all of the items specified in the agreed upon Punch List on a timely basis as soon as reasonably possible after Closing, but the fact that any repairs, touch-ups or adjustments are incomplete shall not constitute a valid reason for Purchaser's failure to close, nor the imposition of any condition upon Closing nor withholding funds at Closing. The Unit shall be considered to be ready for Closing upon issuance of a Certificate of Use and Occupancy by the appropriate governmental entity and completion of the Unit as is determined in the sole discretion of the Seller. All parties acknowledge and agree that the Certificate of Use and Occupancy is prima facie evidence that the Unit meets or exceeds all building code requirements, but completion of the of the Unit shall be determined by Seller. Purchaser further agrees that under no circumstances shall the Closing be delayed or postponed due to Purchaser's inability to inspect the Unit and execute a Punch List prior to Closing, and there shall be no withholding of any or all of Seller's proceeds at Closing for any Punch List Items.

At Closing Purchaser will execute an Affidavit of Acceptance in the form attached hereto as <u>Exhibit "E"</u> and will attach to the Affidavit of Acceptance the Punch List which will list any remaining items to complete in the Unit. Except for items set forth in the Punch List, Purchaser expressly acknowledges acceptance of all conditions or circumstances existing in the Unit and waives and releases Seller, its agents, employees, partners, affiliates, and subcontractors, and Broker, from any claim, rights of action or suits seeking

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rescission of this Agreement, damages or other relief based upon, or relating to, any condition or circumstances existing on, or in the vicinity of, the Unit, except as may be covered by any Limited Warranty given to Purchaser by Seller. Upon satisfactory disposition of the items set forth in the Punch List, this acceptance, waiver and release shall apply to such items as well, except as may be covered by the Limited Warranty.

35. Disclosures Purchaser acknowledges the following:

Seller has not directly or indirectly required Purchaser, as a condition of sale, to purchase either an owner's or mortgagee's title insurance policy from any particular title company, to the extent such required by the Real Estate Settlement Procedures Act of 1974, if applicable. Purchaser may elect to obtain such insurance from a company of Purchaser's choice and Purchaser shall pay, at Closing, the title insurance premium for such policy.

Oral representations cannot be relied upon as correctly stating the representations of Seller. For correct representations, references should be made to this Agreement and the Offering Brochure.

a. The Declaration forbids For Sale signs advertising the sale of a Unit placed in windows or on grounds by anyone other than Seller, acting as Declarant, during the Declarant Control Period (as defined in Declaration), and otherwise in conformity with Rules and Regulations promulgated by the Association.

b. The Association budget provided to the Purchaser is based on estimated expenses and reserves only and may increase or decrease significantly when the actual expenses of the Association become known.

c. The Project is located in an urban area and adjacent to thoroughfares, and active rail lines, and may be affected by traffic, noise, and other area developments that may increase or decrease the value of the Unit.

d. The views from the Unit may change over time due to among other things additional development and the removal or addition of landscaping.

e. No representations are made regarding the zoning of the Project for Purchaser's intended use or as to the zoning of adjacent property, which may change over time. Purchaser should rely on independent legal advice regarding any zoning matters. Additionally, no representations are made regarding the schools that currently or may in the future serve the Project neighborhood.

f. No representations are made that the Unit are or will be soundproof or that sound may not be transmitted from one Unit to another.

g. The Plans and the dimensions and square footage calculations shown thereon are only approximations and do not reflect actual as-built conditions. Due to the nature of the construction process, there may be variations between the actual as-built conditions and the Plans provided to Purchaser. Purchaser acknowledges and understands that Seller reserves the right to revise the Plans as Seller deems appropriate in Seller's sole discretion, provided such revisions do not materially adversely affect the value of the Unit.

h. Seller may be constructing portions of the Property and engage in other construction activities related to the construction of other Units and common elements and the development of additional property. Such construction activities may from time to time produce certain conditions at the Property, including, without limitation: (i) noise or sound that is objectionable because of its volume, duration, frequency or shrillness; (ii) smoke; (iii) odors; (iv) dust, dirt or flying ash; Notwithstanding the foregoing, Purchaser agrees that such conditions at the Project resulting from construction activities shall not be deemed a nuisance or discomfort to Purchaser and shall not cause Seller and its agents to be deemed in violation of any provision of this Agreement or the Declaration.

i. Seller may reserve the right in the Declaration, as "Developer" or "Declarant," to add Units to the development in subsequent phases and add adjacent projects on neighboring land, and such Units may have rights to all Project amenities.

j. Seller makes no representations or warranties that odors may not be transmitted from one unit to another or between the units and the common elements or other areas of the Project.

k. Mold and/or mildew can grow in any portion of the Unit that is exposed to elevated levels of moisture. The Association and each Unit owner should: (i) regularly inspect the parts of the Unit that they respectively maintain, and which are visible and accessible without having to first conduct invasive testing, for the existence of mold, mildew, and/or water intrusion and/or damage, (ii) upon discovery, immediately repair in good and workmanlike condition the source of any water intrusion in the parts of the Project that they respectively maintain,(iii) remediate or replace any building material located in the parts of the Unit that they respectively maintain that has absorbed water or moisture as a result of water intrusion; and (iv) promptly and regularly remediate all mold and/or

mildew discovered in the parts of the Unit that they respectively maintain in accordance with current industry-accepted methods. In addition, the Association should notify the unit owners, and each unit owner should notify the Association of the discovery of mold, mildew, and/or water intrusion and/or damage in the parts of the Unit that they respectively maintain. Seller assumes no responsibility for the recommended conduct of the Association and Purchaser as noted above.

l. Exposed concrete surfaces in portions of the Unit are subject to cracking and settlement. Such cracking and settling is excluded from the Limited Warranty.

m. Except as and to the extent designated on the Plat or otherwise in the Declaration, exterior parking spaces are not assigned.

n. Concrete and hardwood surfaces within a Project in the Unit may transmit noise, and such noise shall not constitute a use of a Unit that interferes with or causes disruption to the use and quiet enjoyment of another Unit by its respective owner and/or occupant.

o. Notwithstanding anything to the contrary stated herein or represented by Broker or Seller, leasing and/or rental of a Unit shall be permitted only in accordance with the terms and conditions of the Declaration, including Purchaser's obligations to maintain comprehensive liability insurance as set forth therein.

p. A service provider, which may or may not be an affiliate of Seller, may enter into an exclusive marketing contract with the Association to provide satellite television, high-speed internet services and other services to the Project.

q. Internet service may not be available immediately after your closing. Seller cannot guarantee completion of installation before closing, quality, costs, or service pertaining to cable providers as such providers are third party vendors and Seller has no control of their schedules, protocol, or products.

r. The improvements to the Project shall be constructed pursuant to plans and specifications prepared by licensed professionals and permits issued by the Metropolitan Government of Nashville and Davidson County, Tennessee. During the course of the construction of any building, including the building, variations from the original plans and specifications, some of which add scope, some of which reduce scope, and some of which alter scope, are inevitable and can, do, or did occur as a matter of intention and/or as a matter of necessity. While the improvements shall be constructed according to standard building practices and building codes existing at the time of the submission of the plans and specifications for the building for permit, some code requirements may change during the interim period, which were not incorporated into the design of the building.

s. Purchaser and Seller acknowledge that the Project is owned and operated by Illume Nashville, LLC. Purchaser and Seller do hereby agree to indemnify and hold harmless Compass Real Estate Services from any liability associated with the Project, in its role as project manager or otherwise, other than liability (if any) in connection with its duties as Listing Broker.

t. Since in every neighborhood, there are conditions which different people may find objectionable, Purchaser acknowledges that there may be conditions outside of the Project, which Purchaser may find objectionable and that it shall be the sole responsibility of Purchaser to become acquainted with neighborhood conditions.

u. Prior to closing and during Declarant Control Period, Purchaser is prohibited from listing or advertising the Unit for sale in any real estate listing service and/or publication, on any online electronic medium, in any newspaper, and on radio, television or any other medium for advertising.

v. Purchaser acknowledges and agrees that the Listing Broker has no responsibility for the quality and completion of the any buildings, any renovations thereto, any new construction, and any other improvements to the Property (together, the "Buildings and Construction"), and any residential units in the Buildings (a "Unit") including any Unit being purchased pursuant to this Agreement. Purchaser acknowledges and agrees that neither Compass Real Estate ("Compass") nor any other Listing Broker for the Property has any responsibility for the quality and completion of the Buildings and Construction, or any Unit forming a part thereof. Purchaser hereby waives and releases any and all claims it may have against Compass, and releases Compass from any liability, with respect to the quality or completion of the Buildings and Construction, and any Unit, including but not limited to faulty construction, failure to complete construction in a commercially reasonable time or manner, defects and hazards in the Building and Construction, and any Unit, or on the Property, poor workmanship, inferior systems and fixtures, any failure of Seller or the project contractor and subcontractors to satisfy any of their obligations to Purchaser, or any other act or omission of Seller or the project contractor and subcontractors, but excepting from such waiver and releases any intentional misrepresentation by Compass regarding such circumstance, or failure to disclose such circumstances of which it has actual knowledge. All Compass affiliates, including but not limited to managing brokers, affiliate brokers, agents, employees, officers and representatives are included within the meaning of any reference to Compass in this provision.

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36. Property Disclosure Statement — Since the Unit constitutes new construction and Seller has not resided in the Unit for three (3) years prior to Closing, Seller is not required to provide Purchaser with a residential property disclosure statement in accordance with Section 66-5-201, et seq., Tenn. Code Ann.

37. Impact Fee — Pursuant to T.C.A. 66-5-211, in transfers involving the first sale of a dwelling, the owner of residential property shall furnish to the purchaser a statement disclosing the amount of any impact fees or adequate facilities taxes paid to any city or county on any parcel of land subject to transfer by sale, exchange, installment land sales contract, or lease with an option to buy.

For the purpose of this section, unless the context otherwise requires:

(a) "Adequate facilities tax" means any privilege tax that is a development tax, by whatever name, imposed by a county or city, pursuant to any act of general or local application, on engaging in the act of development;

(b) "Development" means the construction, building, reconstruction, erection, extension, betterment, or improvement of land providing a building or structure of the addition to any building or structure or any part hereof, which provides, adds to, or increases the floor area of a residential or nonresidential use; and

(c) "Impact fee" means a monetary charge imposed by a county or municipal government pursuant to any act of general or local application, to regulate new development on real property. The amount of impact fees are related to the costs resulting from the new development and the revenues for this fee are earmarked for investment in the area of the new development.

Seller has paid all in adequate facilities tax and/or impact fees on the Property.

38. Method of Execution — The parties agree that signatures and initials transmitted by facsimile, other photocopy transmittal, or by transmittal of digital signature as defined by the applicable State or Federal law will be acceptable and may be treated as originals and that the final Purchase and Sale Agreement containing all signatures and initials may be executed partially by original signature and partially on facsimile, other photocopy documents, or by digital signature as defined by the applicable State or Federal law.

39. Special Stipulations —

Pursuant to section 6 "Financing Contingency", Buyer is not required to obtain loan approval from Republic Bank, however is still required to provide the Seller with evidence of loan approval within the contingency period.

Seller to credit Buyer $5,000 towards closing costs, upon successful closing.

Seller to credit The Hospitality Maker in the amount of $23,500, upon successful close, for the luxury budget and the service investment. Proposal and item list attached to this agreement. Buyer will contract and work directly with The Hospitality Maker. Buyer acknowledges that Seller nor the Listing Agent is responsible for the execution or timeline of furnishing the unit.

40. Effective Date — For purposes hereof, the term "Effective Date" shall mean the date of the last of the parties executes this Agreement, as noted on the signature page of this Agreement.

IN WITNESS WHEREOF, Seller and Purchaser have executed this Agreement to be effective as of the Effective Date.

PURCHASER:

Compound Illume 302, LLC

By: DocuSigned by: Jesse Stein
53ADFF68FC594C2...

Name: Jesse Stein

Date: 5/30/2020 | 7:20 AM PDT

Phone No.: 347-5858798

Email: jesse@getcompound.com

SELLER: Illume Nashville, LLC.

By: DocuSigned by: Edward Tinsley
C2EDC5474D50456...

Name: Edward Tinsley

Date: 5/30/2020 | 10:15 AM PDT

Effective Date of this Agreement is 5/30/2020 | 10:25 AM PDT Entered by: DocuSigned by: Martha Montiel-Lewis
7D0E2238D650497...

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